UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RadioShack Corp.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

750438103

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person (See Instructions) IA (investment adviser)

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,554,900
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,554,900

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,554,900
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. Standard General OC Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 838,300
9 Sole Dispositive Power 0
10 Shared Dispositive Power 838,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person 838,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 606,800
9 Sole Dispositive Power 0
10 Shared Dispositive Power 606,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 606,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person (See Instructions) CO (corporation)

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $1.00 per share (the “Common Stock”) of RadioShack Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D, which was originally filed on September 26, 2014 and amended on October 7, 2014, November 26, 2014 and February 11, 2015.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D, as amended.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

Asset Purchase Agreement

As described in the Company’s Current Report on Form 8-K, filed on April 2, 2015 (the “Company’s 8-K”), on April 1, 2015, the Company completed the previously announced sale (the “Sale”) of 1,743 Company-owned stores and inventory to General Wireless Inc. (“General Wireless”) and Sprint Solutions, Inc. (“Sprint”) pursuant to the previously disclosed Asset Purchase Agreement, dated February 5, 2015 (as amended, the “Asset Purchase Agreement”), between, inter alia, the Company, General Wireless and Sprint. The Sale was conducted under the provisions of Section 363 of the Bankruptcy Code and approved by the Bankruptcy Court on March 31, 2015 following the completion of an auction process in which General Wireless and Sprint were declared the winning bidders.

The aggregate consideration received by the Company in the Sale was approximately $160.7 million, consisting of approximately $47.6 million in cash and approximately $113.0 million in the form of a credit bid of certain secured claims held by, or subject to participations in favor of, General Wireless or its affiliates under the Credit Agreement, dated as of December 10, 2013 (as amended, the “ABL Credit Agreement”), among the Company, as borrower, certain subsidiaries of the Company, as guarantors, the lenders party thereto (the “ABL Lenders”) and Cantor Fitzgerald Securities (as successor to General Electric Capital Corporation (“GE Capital”)), as administrative agent for the ABL Lenders, and the Amended and Restated Debtor-In-Possession Credit Agreement, dated as of March 12, 2015 (the “DIP Credit Agreement”), among the Company, as borrower, certain subsidiaries of the Company, as guarantors, the lenders party thereto (the “DIP Lenders”) and Cantor Fitzgerald Securities, as administrative agent for the DIP Lenders.  General Wireless is owned by certain of the Reporting Persons.  Certain of the Reporting Persons and their affiliates are also ABL Lenders and DIP Lenders.

Please refer to the Company’s 8-K filed for more information about the Sale.

Sale of Common Stock

As described in Item 5 below, on April 8, 2015 the Reporting Persons sold all of the Common Stock held by them.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages to this Amendment No. 4.  The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons are issuable upon the exercise of previously disclosed options having an exercise price of $1.50 per share, which options expire in January 2016.

(c)  The following table provides information regarding transactions involving shares of Common Stock that were effected by the Reporting Persons during the sixty day period prior to the filing of this Amendment.

Transaction	Reporting Person	Date	No. Shares	Price Per Share
Open market sale	P Standard General Ltd.	04/08/2015	1,410,000	$0.22
Open market sale	Standard General OC Master Fund L.P.	04/08/2015	1,947,781	$0.22
Open market sale	Standard General Focus Fund L.P.	04/08/2015	160,199	$0.22
Open market sale	Standard General Master Fund L.P.	04/08/2015	3,612,948	$0.22

(e)  The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as of April 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          April 10, 2015

STANDARD GENERAL L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Managing Partner

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Managing Partner of Standard General L.P., its investment manager

STANDARD GENERAL OC MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Managing Partner of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Managing Partner of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Managing Partner of Standard General L.P., its investment manager

Soohyung Kim

/s/ Soohyung Kim
Soohyung Kim, Individually